January 6, 2015

Michelle Roberts

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Princeton Futures Strategy Fund (the “Fund”) Proxy

Dear Ms. Roberts:

On December 10, 2014, Northern Lights Fund Trust (the “Registrant”) filed a preliminary proxy statement for a shareholder meeting to be held to approve a new subadvisory agreement between Princeton Fund Advisors, LLC (the Fund’s investment adviser) and 6800 Capital, LLC (the “sub-adviser”), with respect to the Princeton Futures Strategy Fund, after a change of ownership at the sub-adviser.  You recently provided comment related to the preliminary proxy.  Below are Registrant’s responses to those comments.

1. Please provide/confirm all missing/bracketed info.

RESPONSE:  All bracketed or missing information has been confirmed and completed in the final proxy statement.

2. Please disclose date existing subadvisory  agreement was put to shareholder vote and reason for submission.

RESPONSE:  The Prior Subadvisory Agreement (as defined in the Proxy Statement) was approved by the Fund’s initial shareholder on July 8, 2010.  This information has been included in the final Proxy Statement.

3. With respect to new agreement, please disclose how fee recapture and reimbursement will be addressed (to parallel discussion in prior agreement section).

RESPONSE: The requested disclosure has been included.  The new agreement includes such fee recaptures and reimbursement in the net advisory fee calculation, similar to the prior agreement.

January 6, 2015

4. Under the Fees and Expenses section of the Board’s deliberations, please clarify if the total sub-advisory fees received during the last fiscal year were less than 1% of those charged to the subadviser’s  other clients.

RESPONSE:  The Board deliberations have been revised to clarify the fact that the  subadvisory fees paid with respect to the Fund during the last fiscal year were less than the 1% advisory fee 6800 Capital charged to other clients.

5. With respect to Proposal 2, please disclose the initial filing date of the exemptive application.

RESPONSE: The initial filing date has been included in the final Proxy Statement.

6. With respect to the exemptive order, please confirm if the order uses the term “confidential” in describing the information that the Adviser is permitted to not disclose. If not, please track the language in the application.

RESPONSE:  The Proxy statement has been revised to track the language in the application:

“The purpose of this proposal is to enable the Adviser, with the approval of the Board of Trustees, including a separate vote of the Independent Trustees, to appoint additional non-affiliated investment sub-advisers or to replace an existing investment sub-adviser with a non-affiliated investment sub-adviser, as well as change the terms of a contract with a non-affiliated investment sub-adviser, without soliciting the approval of shareholders.  To do so, the Trust and the Adviser have applied for exemptive relief from the SEC (a “Manager of Managers Order”) to permit the relevant Fund, to include and disclose only the Aggregate Fee Disclosure (as defined below),  under the certain rules and forms, including a Fund’s prospectus and statement of additional information. Aggregate Fee Disclosure refers to (i) the aggregate fees paid by a Fund to the Adviser and any affiliated sub-adviser, and (ii) the aggregate fees paid by the Adviser to sub-advisers other than affiliated sub-advisers.”

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The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange

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January 6, 2015

Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Cassandra Borchers at (513) 532-6632.

Sincerely,

/s/ Cassandra W. Borchers

Cassandra W. Borchers

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